PRINCIPIA BIOPHARMA INC.

400 East Jaimie Court, Suite 302

South San Francisco, California 94080

September 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram

Sergio Chinos

Re:	Principia Biopharma Inc.

Registration Statement on Form S-1, as amended (File No. 333-226922)

Request for Acceleration of Effective Date

Dear Mr. Ingram and Mr. Chinos:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Principia Biopharma Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 13, 2018, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Amanda Busch of Cooley LLP at (415) 693-2166 or David Peinsipp of Cooley LLP at (415) 693-2177.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Principia Biopharma Inc.

/s/ Martin Babler
By: Martin Babler
Title: Chief Executive Officer

[Signature Page to Acceleration Request]